Exhibit 99.2
 Fourth Quarter And Full Year 2024   Earnings Supplement  March 4, 2025

 Important Disclosure  This presentation is intended to provide general information only and is not, and should not be considered, as an offer to purchase or sell the Company’s securities, or a proposal to receive such offers. In addition, this presentation is not an offer to the public of the Company’s securities. By attending or viewing this presentation, each attendee (“Attendee”) agrees that he or she (i) has read this disclaimer, (ii) is bound by the restrictions set out herein, (iii) is permitted, in accordance with all applicable laws, to receive such information, (iv) is solely responsible for his or her own assessment of the business and financial position of the Company and (v) will conduct his or her own analysis and be solely responsible for forming the Attendee's view of the potential future performance of the Company’s business.  This presentation includes projections, guidance, forecasts, estimates, assessments and other information pertaining to future events and/or matters, whose materialization is uncertain and is beyond the Company’s control, and which constitute forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 5728-1968). Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, expectations and evaluations relating to the Company’s business and financial targets and strategy, the integration of the Company’s technology in various systems and industries, the advantages of the Company’s existing and future products, timetables regarding completion of the Company’s developments and the Company’s intentions in relation to various industries, the Company’s intentions in relation to the creation of collaborations and engagements in licensing agreements, production and distribution in various countries, and other statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including ongoing military conflicts in the region; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to the acquisition of Retail Pro International ("Retail Pro"), including but not limited to the financing for and payment of the acquisition and our ability to effectively and efficiently integrate the acquired business into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4 , 2025 (our “Annual Report"). You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Except as required by law, we undertake no obligation to update publicly any forward-looking statements provided in this presentation for any reason, to conform these statements to actual results or to changes in our expectations.  In addition, the presentation includes data published by various bodies, and data provided to the Company in the framework of cooperation engagements, concerning the industry, competitive position and the markets in which the Company operates, whose content was not independently verified by the Company, such that the Company is not responsible for the accuracy or completeness of such date or whether the data is up-to-date, and Company takes no responsibility for any reliance on the data.   Management estimates contained in this presentation are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.  In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this presentation contains Adjusted EBITDA, Free Cash Flow and Adjusted OPEX, all non-IFRS financial measures, as measures to evaluate our past results and future prospects. Please refer to the Appendix for a definition of Adjusted EBITDA, Free Cash Flow and Adjusted OPEX as well as reconciliations of Adjusted EBITDA to net income (loss), Free Cash Flow to operating cash and Adjusted OPEX to OPEX.   Unless noted otherwise, the financial information of the Company included in this presentation for Q4 2023 or any later period includes figures from Retail Pro. Unless noted otherwise, the financial information of the Company included in this presentation for the Q2 2024 or any later period includes figures from Roseman Engineering LTD, Roseman Holdings (1985) LTD and Vmtecnologia LTDA.  The Company does not provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as, finance expenses and Issuance and acquisition costs, used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS).   The Company and its licensors have proprietary rights to trademarks used in this Presentation. Solely for convenience, trademarks and trade names referred to in this Presentation may appear without the “®” or “™” symbols, but the lack of such references is not intended to indicate, in any way, that the Company will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks and trade names. This Presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners and are used for reference purposes only. Such use of other parties’ trademarks, trade names or service marks should not be construed to imply, a relationship with, or an endorsement or sponsorship of the Company by any other party.  2

 Today’s Presenters  3  Yair Nechmad   CEO & Co-Founder  Sagit Manor  CFO  Aaron Greenberg  CSO

 Simplifying commerce and payments for retailers, driving growth while optimizing operations and enhancing consumer engagement  Our Mission  Vending  Amusement   Self-Service Kiosks  Laundromats  Car Wash & Air Vac  Kiddie Rides  Food Trucks  Restaurants  Micro Markets  EV Energy   Massage Chair  Parking   4

Company Overview Full Year 2024

Metric	2023	Full Year 2024
Revenue	2023: $235.5M ▲33%	$314.0M $315.2M [1]
Recurring revenue	2023: $151.1M ▲47%	$222.3M
Gross Margin	2023: 37.5% ▲7.6%	45.1%
Adj. EBITDA [2]	2023: $8.2M ▲333%	$35.5M
Transaction value processed	2023: $3.6B ▲36%	$4.9B
Customers	2023: 72K ▲32%	95K
Managed & connected devices	2023: $1.04M ▲21%	1.26M

Dollar-based net retention rate [3]: 129%

Revenue churn [4]: 2.7%

(1) Constant currency revenue. Please refer to the Appendix for a definition of constant currency
(2) Adjusted EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.
(3) NRR based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR
(4) Revenue Churn is a non-IFRS financial measure. Please refer to the Appendix for a definition of Revenue Churn.

11 Global Offices

USA · Canada · UK · Germany · Israel · Australia · China · Japan · South Africa · Brazil · New Zealand


CANADA
UNITED STATES OF AMERICA
BRAZIL
RUSSIA
CHINA
INDIA
INDONESIA
AUSTRALIA

1,100+	120+	80+	80+	50+	35
No. of Employees	Countries with devices	Payment Methods	Markets with distributors	Currencies	Languages

Nayax 5

 2024 Key Highlights  (1) Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   Strong growth  Revenue increased 33% to $314.0 million, driven by both new and existing customer expansion.  Revenue growth at constant currency was 34% with revenue at constant currency increasing to $315.2 million from $235.5 million.  Recurring revenue grew 47% to $222.3 million and represented 71% of total revenue.  Gross profit margin increased meaningfully to 45.1% from 37.5%, driven by significant reduction in processing costs and improved hardware margin.  Adjusted EBITDA (1) was  $35.5 million, representing a margin of 11.3% of total revenue. This was an improvement of $27.3 million compared to the prior year.  Profitability  Total transaction value increased 36% to $4.9 billion.   Managed and connected devices increased 21% to 1.26 million.  Number of customers increased 32% to more than 95,000.   KPIs

 Highly Attractive Customer Base And Global Reach   Low Customer Concentration  Global Revenue Diversification  FY2024  FY2024

 Key Performance Indicators of Growth  We doubled and tripled our growth in key metrics   Transaction Value   ($B)  2021  2022  2023  2024  3.5x  2021  2022  2023  2024  3.2x  2021  2022  2023  2024  2.4x  Number of Customers  (K)  Managed & Connected Devices  (K)

 Large Underpenetrated Core Market   with Long Runway for Increased Acceptance of Cashless   Source: MarketsandMarkets Research Report  Growth is expected to be fueled by emerging verticals such as ticketing, amusements, laundromats, and EV charging  Cashless Transaction Value   by Vertical  $257bn  Large and growing market. The number of unattended machines is expected to grow from 45m in 2024 to 60m by 2029   The growth in cashless unattended transaction volume will be driven by the conversion of existing cash-only machines to connected machines and the increased adoption of unattended cashless machines   Cashless payment volume in unattended retail estimated to significantly increase globally from 2025 to 2029  Commentary  2021-2025E  CAGR 21%  2025E-2029E  CAGR 19%

Key Developments and Customer Success Stories

Key Developments

Launched automated self-service payment solution in **El Salvador**

Launched suite of attended retail payment solutions in **40 other countries within Europe.**

Enabled **Discover** Global Network cardholders across EMEA

Deployed OTI **PetroSmart's** Fuel Management System in Tesco's UK Delivery Fleet

Announced a partnership with **SECO** to offer IoT-Integrated Payment Solutions for OEM's

Acquired UpPay (in February 2025)

The Company filed an extension of the shelf prospectus in Tel Aviv Stock Exchange

Customer Success Stories

Expanded partnership with **CandyMachines,** a key OEM in the amusement industry.

Selected as the exclusive cashless partner for **Pelican Group**, covering 65,000+ automated machines.

Five Star, the largest Canteen franchise, successfully integrated with our system.

In Malta, successfully deployed **micro market solution** for a **major international hotel chain**, offering it new revenue streams without increasing labor cost and reinforcing the value of our technology.

VENDING MINNESOTA

Strengthened relationship with **Vending Minnesota**, expanding from our flagship VPOS Touch to rolling out Nova Market in their micro market operations.

In France and Italy, secured agreements with **large buying groups** overseeing **300,000+ machines**, driving long-term growth in the region.

Nayax 10

Advance Strategy for Sustained Long-term Profitable Growth  Expand  Internationally  Enter Emerging, High-Growth Verticals  Retain And Grow   With Existing Customers  Innovate & Develop   New Solutions  Win New Large Enterprise and SMB Customers Globally as well as OEM  Expanding through M&A to new markets with new channels/ technology

 Driving Growth with One Complete Solution for all Retailers   Global Cashless Payments Acceptance  Multiple Integrated POS  VPOS Touch  Nova Market  Management Platform  Loyalty & Marketing Solutions  Financing & Banking  Multiple unattended retail verticals  Automated Self Service   Hospitality & Retail  Robust solution for numerous retail verticals  Complete electric vehicle charging & payment solutions  Energy & Mobility

 Our Differentiated Go-To-Market Strategy  Offices  11  *POS  Distributers  80+  Global OEM   Partners  2,400+  Resellers  892  Online eShops  10  Financial Partners  50  Nano  1-25*  SMB  26-3,000*  Enterprise  > 3k*

 Energy Offering   14  CPO  CPMS  OEM  Energy Core/ Driver App  Management System  EV Meter Chargers  Pay S/Pay2 S/Smart S  Embedded POS  EV Kiosk  POS and Cashless Payments   Mounted POS  CPO = Charge Point Operator  CPMS = Charge Point Management System  OEM = Original Equipment Manufacturer

 Partners  Retail Your Way   Enterprise  Global Specialty Retail  Self Service & Ordering  SMBs  Retail  SMB  “Simplicity” Offering   Payment Processing

 Check-in  Micro Market  EV Charging  Coffee Machine  Gym Access  Laundry  Modular Solutions for Any Hospitality Business

 Financials  17

 Complete End-To-End Solution Locks in Customers to Secure Solid Recurring Revenue  “Customer Lock In”  VPOS Touch  All-in-one cashless card reader and telemetry device  Purchase fee per sold connected POS  Onyx  VPOS Media  Nova Market  Competitive Price to Attract Customers  1. Hardware  2. SaaS  3. Processing Fee  71%   Recurring Revenue  2.73%   Payment   Take Rate (1) (2)  129%   Dollar Based Net Retention Rate (3)  SaaS management system for enhanced business optimization  Monthly subscription fee (SaaS) per connected POS   Global, localized cashless payment acceptance for maximized conversion   Full payment suite – EMV Payments, Prepaid System, Payments API APMs, Licensed financial institution  Processing fee as % of transaction value  Fee charged per payment transaction.  Take rate for the period excludes certain gateway fees included in processing revenue and not reflected in our total transaction value  NRR based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR  Recurring Revenue

 Strong growth  Q4 2024 Key Highlights   Revenue increased 34% to $89.0 million, driven by both new and existing customer expansion.  Recurring revenue grew 49% to $62.9 million and represented 71% of total revenue.  Total transaction value increased 33% to $1.3 billion.   Managed and connected devices increased 21% to 1.26 million.  Number of customers increased 32% to more than 95,000.   KPIS  Profitability  Gross profit margin increased significantly to 46.1% from 39.9%, driven primarily by reduction in processing costs and improved hardware margin.  Adjusted EBITDA (1) was  $12.8 million, representing a margin of 14.4% of total revenue. This was an improvement of $8.8 million compared to the prior year.  (1) Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.

 Rapid and Sustainable Revenue Growth  Highlights for the year  2024 revenue grew 33% to $314.0 million, and 34% to $315.2 million on a constant currency (1) basis YoY  Overall revenue driven by very strong recurring revenue growth of 47% and 9% of integrated POS sales YoY  Recurring revenue of $222.3 million represented 71% of total revenue in 2024 compared to 64% in 2023  Constant currency basis. Please refer to the Appendix for a definition of constant currency   Q4 2024 v Q4 2023  CAGR +38.1% ▲  20  Annual Revenue ($M)  Quarterly Revenue ($M)  QoQ(2) +33.6% ▲   Highlights for the quarter  Q4 2024 growth was strong at 34% QoQ primarily driven by continued recurring revenue growth of 49% YoY including contribution of our recent VM Tecnologia, Roseman and Retail Pro acquisitions  Payment processing fees increased 45%  SaaS revenue increased 55%

 Recurring Revenue & ARPU  Average revenue per unit is calculated using recurring revenue divided by the number of connected devices over a 12 month trailing period. Please refer to the Appendix for a definition of ARPU  Devices that are integrated with our platform services. Please refer to the Appendix for a definition of connected devices  CAGR +46.2% ▲  21  Annual Recurring Revenue ($M)  Annual ARPU (1) per Connected Devices (2) ($)  YoY +12.4% ▲

 Processing Revenue & Take Rate  CAGR +54.2% ▲  22  Annual Processing Revenue ($M)  Quarterly Processing Revenue ($M)  QoQ(2) +44.6% ▲  Take rate for the period excludes certain gateway fees included in processing revenue and not reflected in our total transaction value   Q4 2024 v Q4 2023  Highlights for the year  Payment processing fees increased by 45% YoY in 2024  Processing take rate increased to 2.73% from 2.53% driven by a shift in regional and vertical mix  Transaction value increased to $4.9bn from $3.6bn  Number of transactions increased to 2.4bn from 1.8bn  Highlights for the quarter  Steady quarterly improvement in processing take rate  Transaction value increased to $1.3bn from $975m  Number of transactions increased to 646m from 511m

 Continued Gross Profit Expansion   CAGR +43.2% ▲  23  Annual Gross Profit ($M)  Quarterly Gross Profit ($M)  QoQ(1) +54.1% ▲  Q4 2024 v Q4 2023  Highlights for the year  Significant increase in gross margin to 45.1% driven by the improvement in operational efficiencies and continued streamlining of supply chain as well as the reduction in processing costs  Integrated POS margin improved to 30.1% from 18.9%, while payment processing margin increased to 34.0% from 29.1% compared to prior year  Highlights for the quarter   Gross margin of 46.1% from 39.9% in last year’s quarter mainly due to  Integrated POS margin increased to 29.4% from 23.6%  Payment processing margin increased to 36.3% from 32.2%  The increasing shift towards higher margin recurring revenue

 Disciplined Cost Management Reflected in Adjusted OPEX Margin  24  Annual Adjusted OPEX(1) ($M)  Quarterly Adjusted OPEX (1) ($M)  Highlights for the year  Continuous improvement in adjusted OPEX as a percentage of revenue to 34% reflects increasing operating leverage in the business   Highlights for the quarter   Adjusted OPEX as a percentage of revenue improved sequentially throughout the year to 32.6% from continued scaling of the business, disciplined cost management and successful integration of acquisitions   (1) Adjusted OPEX is a non-IFRS financial measure. Please refer to the Appendix for a reconciliation of Adjusted OPEX to the most directly comparable IFRS measure.

 Improving Profitability from Operating Leverage  YoY (2) +125% ▲   25  Annual Operating Profit(1) ($M)  Quarterly Operating Profit(1) ($M)  QoQ (3) +280% ▲  % Operating Profit out of revenue  Full year 2024 v full year 2023  Q4 2024 v Q4 2023  Highlights for the year  We achieved positive operating profit of $3.1 million dollars for the year, an improvement of $15.5 million dollars from an operating loss of $12.4 million dollars  Highlights for the quarter   Operating profit reached $3.6 million dollars compared to an operating loss of $2 million dollars in the same period last year

 Efficiently Scaling the Business & Driving Margin Expansion   YoY (2) +332.9% ▲   26  Annual Adj EBITDA(1) ($M)  Quarterly Adj EBITDA (1) ($M)  QoQ(3) +220% ▲  % Adjusted EBITDA out of revenue. Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.   Full year 2024 v full year 2023  Q4 2024 v Q4 2023  Highlights for the year  Adjusted EBITDA of $35.5 million in 2024 increased significantly from $8.2 million in 2023, an improvement of $27.3 million  This impressive growth demonstrated solid operating leverage as a result of profitable expansion, improving gross & operating margins, while strategically investing in growth opportunities  Highlights for the quarter   Adjusted EBITDA of $12.8 million in Q4 2024 increased significantly from $4.0 million in Q4 2023, an improvement of $8.8 million  Stark sequential improvement beginning Q1 2024 driven by continued streamlining of costs, efficiencies and the successful integration of recent acquisitions

 2025 Outlook(1)  Guidance Assumptions  Revenue is projected on a constant currency basis  Customer demand continues to be strong   Assumes no material changes in macroeconomic conditions  Metric  FY 2025  Revenue  $410m - $425m  Organic Revenue  At least 25%  Adjusted EBITDA (2)   $65m - $70m  Free Cash Flow (3)  At least 50% free cash flow   conversion from adjusted EBITDA   The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events.  Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA  Free Cash Flow is a non-IFRS financial measure. Please refer to the Appendix for a definition of Free Cash Flow

 2028 Outlook (1)  Assumes no material changes in macroeconomic conditions   Strong 2028 growth drivers with large addressable market and continued strong secular tailwinds.  The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events.  Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA  2028 Outlook  Revenue Growth  Reaffirming 2028 outlook of 35% annual growth, driven by organic growth initiatives and strategic M&A  Gross Margin  Target of 50%Main drivers: as we continue to drive high margin SaaS revenues and operational efficiency.   Adjusted EBITDA (2)  Target of 30%  Guidance Assumptions

 Appendix  29

 Year ended (U.S. dollars in thousands)  Dec 31, 2024  Dec 31, 2023  Dec 31, 2022  Loss for the period   (5,631)   (15,887)   (37,509)  Finance expense, net  7,489   2,288   3,020   Tax expenses   1,247   1,215    451   Depreciation and amortization  21,370   12,505    9,028   EBITDA  24,475   121    (25,010)  Share-based payment costs   7,187  6,027  8,747  Employment benefit cost(1)   541  -  -  Non-recurring issuance and acquisition costs(2)   2,023  444  1,790  Share of loss of equity method investee   1,270  1,555  1,794  ADJUSTED EBITDA  35,496   8,147   (12,679)  IFRS to Non-IFRS Reconciliation  Consists of other compensation arrangements provided to the shareholders of VMT.  Consists primarily of (i) expenses incurred in connection with our listing on Nasdaq, (ii) professional fees and other expenses incurred in connection with our acquisitions, (iii) fees and expenses, other than underwriter discount and commissions, incurred in connection with our March 2024 underwritten public offering of 3,130,435 ordinary shares, (iv) settlement arrangement and legal expenses incurred in connection with and throughout the ICA’s investigative process related to our acquisition of OTI.

 Year ended (U.S. dollars in thousands)  Dec 31, 2024  Dec 31, 2023  Dec 31, 2022  Operating Cash  42,902  8,798  (27,547)  Capitalized development costs  (21,893)  (15,948)  (13,706)  Acquisition of property and equipment  (3,081)  (611)  (1,518)  Free Cash Flow  17,928  (7,761)  (42,771)  IFRS to Non-IFRS Reconciliation  Year ended (U.S. dollars in thousands)  Dec 31, 2024  Dec 31, 2023  Dec 31, 2022  OPEX  135,136  98,678  90,492  Stock Based Compensation  (6,830)  (5,775)  (8,376)  Depreciation & Amortization  (20,361)  (12,245)  (8,872)  ADJUSTED OPEX  107,945  80,658  73,244

 IFRS to Non-IFRS Reconciliation  Consists of other compensation arrangements provided to the shareholders of VMT.  Consists primarily of (i) expenses incurred in connection with our listing on Nasdaq, (ii) professional fees and other expenses incurred in connection with our acquisitions, (iii) fees and expenses, other than underwriter discount and commissions, incurred in connection with our March 2024 underwritten public offering of 3,130,435 ordinary shares, (iv) settlement arrangement and legal expenses incurred in connection with and throughout the ICA’s investigative process related to our acquisition of OTI.   Quarter ended (U.S. dollars in thousands)  Dec 31, 2024  Dec 31, 2023  Net income/(loss) for the period   1,646  (3,292)  Finance expense, net  1,171  932  Tax expenses   734  346  Depreciation and amortization  5,875  3,503  EBITDA  9,426  1,489  Share-based payment costs   1,240  1,763  Employment benefit cost(1)   203  -  Non-recurring issuance and acquisition costs(2)   1,517  444  Share of loss of equity method investee   385  311  ADJUSTED EBITDA  12,771  4,007

 IFRS to Non-IFRS Reconciliation  Quarter ended (U.S. dollars in thousands)  Dec 31, 2024  Dec 31, 2023  Operating Cash  17,008  4,582  Capitalized development costs  (6,435)  (3,698)  Acquisition of property and equipment  (1,296)  (270)  Free Cash Flow  9,277  614  Quarter ended (U.S. dollars in thousands)  Dec 31, 2024  Dec 31, 2023  OPEX  35,534  27,845  Stock Based Compensation  (1,182)  (1,702)  Depreciation & Amortization  (5,378)  (3,427)  ADJUSTED OPEX  28,974  22,716

 Key Definitions  Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.  Dollar-based   net retention rate  Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.  Constant Currency  Adjusted EBITDA is a non-IFRS financial measure that we define as profit or loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition related costs and our share in losses of associates accounted for by the equity method.  Adjusted EBITDA  Devices that are integrated with our platform services, either sold or leased by us, enabling seamless connectivity, data exchange, and service management. These devices operate within our ecosystem, ensuring optimized performance and enhanced user experience.  Connected Devices  A financial metric that measures the average recurring revenue generated per connected device over a 12 months trailing period.  ARPU  Devices that are operated by our customers.   Managed & Connected Devices  Customers that contributed to Nayax revenue in the last 12 months.  End Customers  SAAS revenue and payment processing fees.  Recurring Revenue  The percentage of revenue lost as a result of customers leaving our platform in the last 12 months.  Revenue Churn  Revenue generated within a given cohort over the years presented. Each cohort represents customers from whom we received revenue for the first time, in a given year.   Existing Customer Expansion  Net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment.  Free Cash Flow  Third-party devices on which we provide a software solution, enabling functionality, monitoring, and management without direct ownership or control over the hardware.  Managed Devices  Total OPEX excluding stock base compensation, depreciation and amortization   Adjusted OPEX

 Aaron Greenberg   Chief Strategy Officer  ir@nayax.com  IR Contact  Thank You!  ir.nayax.com  Website